

April 10, 2013

<u>Via E-mail</u>
Martin Levine
Chief Financial Officer
Cherry Hill Mortgage Investment Corporation
301 Harper Drive, Suite 110
Moorestown, NJ 08057

>   **Re: Cherry Hill Mortgage Investment Corporation**
>   **Confidential Draft Registration Statement on Form S-11**
>   **Submitted March 13, 2013**
>   **CIK No. 0001571776**

Dear Mr. Levine:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. We will refer your response to the Division of Investment Management for further review.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   Please revise to disclose the portions of your offering proceeds that will be invested in Excess MSRs and Agency RMBS. You indicate that "over time" a majority of your equity capital will be allocated to Excess MSRs and that you may invest in other mortgage related assets. Please provide more specifics regarding your investment objectives and their relationship to your targeted assets going forward, if possible, and tell us your anticipated timing for investing in non-agency securities. We may have further comment.

6.   Please revise your disclosure to identify the persons that would be considered your promoters. Please refer to Item 11(d) of Form S-11.

Summary, page 1

7.   In the appropriate section, please discuss the terms of the recapture agreement and, if possible, disclose the recapture rate experienced, if any, by the initial pool. Where loans are refinanced by Freedom Mortgage, please clarify the terms that govern the replacement or replenishment of your interest in the Excess MSR for such loans.

Our Targeted Asset Classes, page 9

8.   We note you indicate on pages 144 and 145 that you may acquire real property or an interest therein in the future. If you intend to acquire property, please provide disclosure in your Summary and Business sections.

Initial Excess MSRs, page 10

9.   Please tell us why you are not able to provide the actual weighted average servicing fee and excess servicing fee. Also, please tell us why the composition of the initial pool is not yet provided and clarify the extent to which material characteristics could change.

Our Financing Strategies and Use of Leverage, page 11

10.   We note that you are not required to maintain any particular debt-to-equity leverage ratio but that you intend utilize up to ten-to-one leverage on your Agency RMBS assets. Please clarify whether this is the target range going forward assuming current market conditions continue.

Our Management Agreement, page 13

11.   We note you indicate on pages 5 and 14 that you will reimburse your Manager for the costs of wages, salaries and benefits incurred by your Manager with respect to certain officers to the extent they are dedicated to you. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

12.   We note you indicate that the management agreement may be terminated by you for cause. Please revise to briefly explain what would be considered "cause."

Risk Factors, page 22

13.   We note your disclosure on page 49 that you have opted to take advantage of the extended transition period for complying with new or revised accounting standards. In accordance with the JOBS Act, please include a statement that this election is irrevocable. The risk factor should also state that, as a result of this election, the company's financial statements may not be comparable to companies that comply with public company effective dates. A similar statement should be included in your critical accounting policy disclosures.

Management's Discussion and Analysis of Financial Condition…, page 62

14.   We note your disclosure on page 62 that your objective is to "generate attractive current yields and risk-adjusted total returns for stockholders…" Once your holdings of non-agency assets are material, please disclose in applicable future filings how management evaluates the credit risk of such assets, including any internal or external risk ratings, LTV metrics, watch lists, or similar measures.

Changes in the Market Value of Our Assets, page 63

15.   We note your disclosure that your Excess MSRs will be carried at their fair value as available for sale securities in accordance with Topic ASC 320 and that the changes in fair value of these securities will be recorded through accumulated other comprehensive income (loss) as a component of stockholders' equity. Please reconcile this disclosure

with your disclosure on page 66 that indicates you expect to elect to record your Excess MSRs at fair value and that the changes in fair value would be recorded in net income.

Our Strategy, page 84

16.   You indicate that your "strategy is adaptable to the changing market environments." Please revise to discuss your ability and policy regarding the turnover of the assets in your targeted classes.

Excess MSR Investment Process, page 89

17.   We note that you "will not be dependent on competitive bidding" as it relates to the Excess MSRs acquired via your strategic alliance. Please discuss whether the strategic alliance will dictate the pricing for the interests in the Excess MSRs you will acquire from Freedom Mortgage. Also, discuss the process and methodology by which interests in Excess MSRs are priced for your acquisition and clarify if there is any market for such interests that could be used to compare prices.

18.   Please clarify if you will be able to invest in the Excess MSRs for pools that are of a lower credit quality.

Interest Rate Hedging and Risk Management, page 91

19.   Please tell us whether the Commodity Futures Trading Commission Letter No. 12-44 is applicable to you.

Management, page 97

20.   Please specify when Mr. Middleman served on the advisory boards of Freddie Mac, Ellie Mae and Fannie Mae.

2013 Equity Incentive Plan, page 101

21.   We note you indicate on page 101 that employees of your Manager may receive common stock and other equity based awards. Please revise your disclosure in this section and "Our Management Agreement" on page 13 to explain the purpose of granting equity based awards to your manager, its personnel and affiliates, considering that the manager is already entitled to the management fee.

Financial Statements

22.   Please revise your filing to include the required financial statements in accordance with Rule 3-12 of Regulation S-X.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

23. We note you indicate that you sold 1,000 shares of your common stock to Mr. Middleman for $1,000. Please revise to provide the date of the sale. Please refer to Item 701(a) of Regulation S-K. Also, please tell us why Item 506 of Regulation S-K is not applicable.

Item 36. Financial Statements and Exhibits, page II-3

24. Please tell us why your bylaws will be filed as a "form of" document.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

                  Sincerely,

                  /s/ Duc Dang

                  Duc Dang
                  Senior Counsel

cc: Daniel M. LeBey, Esq.
     David S. Freed, Esq.